SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curacao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SAPIENS ANNOUNCES Q4 2006 AND YEAR-END RESULTS
Reports Initial Success of its Turnaround Program as the
Company Returns to Operational Profit in Fourth Quarter

Cary, N.C. – March 1, 2007 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT) that was recently acquired by Emblaze Ltd (LSE: BLZ.L) announces today its results of operations for the year ended December 31, 2006 and for the fourth quarter of 2006.

Financial Highlights
—	Annual Revenues increased 12.4% to $44.3 million for 2006, up from $39.4 million for 2005

—	Q4 Revenues increased 14.3% to $11.2 million, up from $9.8 million in Q4 2005

—	Operating Loss for the year significantly declined by 76.4% to $1.3 million, down from $5.5 million in 2005

—	The Company achieved an Operational Profit of $0.08 million in Q4 2006, compared with an Operational Loss of $0.96 million in Q4 2005

—	Significant reduction in Annual Net Loss by 58.2% to $3.8 million, down from $9.1 million in 2005

—	Significant reduction in Q4 Net Loss by 75.2% to $0.77 million, down from $3.1 million in Q4 2005

Operational Highlights
—	The Company sees the initial success of its turnaround plan
—	Return to operational profit
—	Continued focus on solutions for the global insurance industry
—	Further enhancements of Sapiens’ core technology, eMerge™, to maintain the Company’s competitive edge in the insurance IT management systems market
—	Sapiens continues to pursue its long term vision of becoming the de-facto industry standard

Roni Al-Dor, President and CEO, commented “Sapiens today is a real global player with major corporate customers in many countries. We still have a long way to go for full recovery but I continue to be encouraged about our progress and improvements. We will maintain focus on increasing revenue and profitability while controlling our costs and improving our sales and marketing efforts. I am certain our employees and management will continue to deliver results and will successfully complete the turnaround plan over the next two years.”

[Tables Follow]

FOR ADDITIONAL INFORMATION:
Elior Brin	Roni Al-Dor
Chief Financial Officer	Chief Executive Officer
Sapiens International	Sapiens International
Tel: +972-8-938-2721	Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com	E-mail: IR.Sapiens@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens’ clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, ING, Menora and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	3/31/2006	6/30/2006	9/30/2006	12/31/2006	31/12/2005
	(Corrected)
	Unaudited (*)	Unaudited	Unaudited	Unaudited	Audited

Assets

Cash and cash equivalents	$6,016	$4,332	$4,783	$3,108	$6,699
Short-term investments	5,110	4,304	499	32	5,337
Trade receivables, net	10,428	13,283	11,983	11,010	8,339
Other current assets	2,107	2,198	2,044	1,857	1,520

Total current assets	23,661	24,117	19,309	16,007	21,895

Property and equipment, net	1,631	1,666	1,562	1,495	1,716
Other assets, net	28,027	28,495	28,710	28,117	28,255

Total assets	$53,319	$54,278	$49,581	$45,619	$51,866

Liabilities and shareholders' equity

Short-term bank credit and current maturities
of long-term debt and convertible debentures	$20,551	$19,077	$11,666	$15,603	$19,112
Trade payables	2,780	3,105	2,305	2,019	1,910
Other liabilities and accrued expenses	8,085	8,286	8,608	7,370	6,742
Deferred revenue	4,467	5,197	4,464	3,463	4,867

Total current liabilities	35,883	35,665	27,043	28,455	32,631

Long-term debt and other long-term liabilities	1,630	2,796	1,874	1,439	1,584
Convertible debentures and warrants	14,087	14,167	16,345	11,796	14,019
Shareholders' equity	1,719	1,650	4,319	3,929	3,632

Total liabilities and shareholders' equity	$53,319	$54,278	$49,581	$45,619	$51,866

Note:	Certain prior quarter/year amounts have been reclassified to conform with the current year presentation.
(*)	See Note (d) to the Condensed Consolidated Statements of Income.

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended					For the year ended
	3/31/2006	6/30/2006	9/30/2006	12/31/2006	12/31/2005	12/31/2006	12/31/2005
	(Corrected)(d)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited

Revenues (a)
Products	$2,723	$3,128	$2,179	$2,393	$3,547	$10,423	$13,295
Consulting and other services	7,409	8,536	9,123	8,820	6,224	33,888	26,109

Total revenues	10,132	11,664	11,302	11,213	9,771	44,311	39,404

Cost of revenues (a)
Products	2,613	2,541	2,417	2,223	3,041	9,794	11,306
Consulting and other services	3,917	5,141	4,853	5,096	3,226	19,007	13,540

Total cost of revenues	6,530	7,682	7,270	7,319	6,267	28,801	24,846

Gross Profit	3,602	3,982	4,032	3,894	3,504	15,510	14,558

Operating expenses
Research and development, net	726	560	682	483	480	2,451	2,723
Selling, marketing, general and administrative	3,391	3,378	3,535	3,254	3,987	13,558	16,245
Restructuring expenses	635	21	25	77	-	758	1,113

Operating Income (Loss)	(1,150)	23	(210)	80	(963)	(1,257)	(5,523)

Financial expenses, net	575	639	372	644	407	2,230	1,788
Other expenses, net (b)	53	41	41	203	1,747	338	1,788

Net Loss	$(1,778)	$(657)	$(623)	$(767)	$(3,117)	$(3,825)	$(9,099)

Basic and diluted loss per share (c)	$0.12	$0.05	$0.05	$0.05	$0.25	$0.29	$0.76

Weighted average shares used to compute -
basic and diluted loss per share (c)	14,854	12,510	13,707	14,854	12,492	13,395	11,982

Notes:	a: Certain prior quarter/year amounts have been reclassified to conform with the current year presentation.
b: Includes taxes and minority interest.
c: Due to the net loss in 2005 and 2006, the inclusion of dilutive securities would be antidilutive.
d: The Company corrected its results for the first quarter of 2006, by (i) reducing revenues for the quarter by $345 thousand, as a result of the reversal of revenues recognized, (ii) increasing general and administrative expenses for the quarter by $86 thousand, related to bad debt from one of the Company’s customers, thereby increasing the operating loss and net loss for the first quarter by $431 thousand. In parallel, the Company reduced its trade receivables for the first quarter by $450 thousand.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2007	Sapiens International Corporation N.V. (Registrant) By: /s/ Andrew Treitel —————————————— Andrew Treitel General Counsel and Corporate Secretary